                    [PFL Life Insurance Company Letterhead]



January 15, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: PFL Endeavor Target Account Withdrawal of Registration Statement Filed on Form N-3 (File No. 333-94561)

Dear Sir or Madam:

On behalf of the PFL Endeavor Target Account (the "Target Account"), PFL Life Insurance Company ("PFL") hereby requests, pursuant to Rule 477 under the Securities and Exchange Act of 1933, as amended (the "1933 Act"), that the above-referenced registration statement on Form N-3 (File No. 333-94561) be withdrawn. The initial registration statement was filed on January 12, 2000 and was never declared effective.

After filing the registration statement, the management of PFL determined that the Target Account that is the subject of the registration statement in File No. 333-94561 would not be offered or sold to the public. PFL has neither offered nor sold the Target Account nor does it intend to offer or sell it in the future.

Please direct any questions regarding this request to me at 319-297-8121. Thank you for your assistance with this matter.

Sincerely,

/s/ Frank A. Camp

Frank A. Camp
Vice President and
Division General Counsel